K&L Gates llp

599 lexington avenue

New york, NY 10022-6030

T 212.536.4816 F 212.536.3901

February 28, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust II (the “Trust”) — File Nos. 002-90305 and 811-03999 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 15, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 84 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 84 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 30, 2016, accession no. 0001133228-16-015162 (the “Amendment”). The purpose of the Amendment is to incorporate changes in the investment strategy of John Hancock Regional Bank Fund (the “Fund”), a series of Trust, to remove references to “lending companies.”

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — On the cover, please provide the Title of Securities, as required by Form N-1A.

Response — The Trust has made the requested change.

Prospectus Comments

2.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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3.	Comment — Under “Fund Summary — Principal investment strategies,” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% policy.

Response — The Fund reserves the right to use derivatives to count towards is 80% investment policy. The Fund generally uses market value (i.e., mark-to-market rather than notional value) to value derivatives in connection with its 80% investment policy.

4.	Comment — Under “Fund Summary — Principal investment strategies,” please define what constitutes a “regional bank.”

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

5.	Comment — Under “Fund Summary — Principal investment strategies” and “Fund Summary — Principal risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

6.	Comment — The staff notes that “Fund Summary — Principal risks — Foreign securities risk” describes the risk of investing in depositary receipts. Please add disclosure regarding depositary receipts under “Fund Details — Principal Risks of Investing — Foreign securities risk.”

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

7.	Comment — The staff notes that “Fund Summary — Principal investment strategies” states that the Fund may invest in publicly traded limited partnerships, but that “Fund Summary — Principal Risks” and “Fund Details — Principal Risks of Investing” disclose the risk of investing in master limited partnerships. Please disclose whether the risk of master limited partnerships is also applicable to publicly traded limited partnerships.

Response — The Trust believes that the disclosure regarding the risk of investing in master limited partnerships is generally applicable to all limited partnership investments. The Trust will continue to review this disclosure and make appropriate changes if warranted.

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8.	Comment — Under “Fund Summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund Summary — Past performance” in the “Average annual total returns” chart, please consider reordering the benchmarks or clarifying why the S&P 500 Index is presented as the primary benchmark when the S&P Composite 1500 Banks Index appears to align more closely with the Fund’s investment strategies.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

10.	Comment — Under “Fund Details — Principal Investment Strategies,” it is stated that the Fund may also invest in U.S. and foreign financial services companies, such as money center banks. Please disclose the meaning of the term “money center banks.”

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

11.	Comment — Under “Fund Summary — Principal investment strategies,” it is stated that the Fund will identify securities that appear to be comparatively undervalued, and the staff notes that there is a separate discussion of “Value investing risk” under “Fund Details — “Principal risks of investing.” Please add value investing risk disclosure under “Fund summary — Principal risks.”

Response — The Trust respectfully notes that the “Equity securities risk” disclosure under “Fund summary — Principal risks” addresses the risk of investing in value stocks. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Please consider whether including “State/region risk” under “Fund Summary” and Fund Details” is applicable to this Fund.

Response — As the Fund invests at least 80% of its assets (plus investment borrowings) in regional banks, the Trust believes that this risk disclosure is applicable to the Fund.

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13.	Comment — Under “Who’s who — Management fee,” please identify which funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved.

Response — Many John Hancock funds have advisory fee schedules that include one or more asset-based breakpoints above which such funds pay lower advisory fee rates. In order to determine whether such a fund meets an advisory fee breakpoint, such fund may aggregate its assets with those of certain other affiliated funds specified in the fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — In response to this comment, the Trust has revised the last sentence of the second paragraph as follows (deletions struck through and additions underlined):

Each such document also does not give rise to any contract or create rights in any individual shareholder, group of shareholders, or other person~~, other than with respect to any rights conferred explicitly by federal or state securities laws that may not be waived~~. The foregoing disclosure should not be read to suggest any waiver of any rights conferred expressly by federal or state securities laws.

15.	Comment — Under “Your account — Choosing an eligible share class,” please consider adding a cross-reference to “Transaction Policies — Small accounts,” as the additional fees described in this section could impact Class A and Class C shares.

Response — Because the small account fee is imposed if the value of a shareholder’s account falls below the minimum initial investment for Class A and Class C shares, the Trust does not believe that the requested cross-reference is useful in making an investment decision. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Sales Charge Reductions and Waivers — CDSC waivers,” please revise the fourth bullet point to clarify that the CDSC is not applicable to all purchases of Class A shares

Response — The introductory sentence in this section refers to “any CDSC for Class A, Class B, or Class C shares.” The Trust believes that the use of the word “any” in this sentence to refer to possible CDSCs reasonably conveys that a CDSC may not be applicable to certain redemptions of Class A shares. In addition, the Trust believes that disclosures in the fee table, and under “Your account — Class A deferred charges on investments of $1 million or more” which precede the section cited in the comment, sufficiently describe the circumstances under which the Class A CDSC is applicable. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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17.	Comment — Under “Your account — Waivers for certain investors,” in accordance with Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”), please identify the financial intermediaries referenced in the following bullet points:

(a)	In the first bullet point, regarding financial intermediaries utilizing fund shares in certain fee-based or other eligible investment product platforms under a signed agreement with the distributor; and

(b)	In the second bullet point, regarding financial intermediaries who have entered into agreements with the distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to their customers.

Response — The Trust respectfully notes that the sales load waivers described in these bullet points are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these waivers are categorical waivers that have historically been made available to identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The Trust regards the purpose of the Mutual Fund Fee Guidance as providing relief to funds that may wish to include sales load variations that differ from intermediary to intermediary in an appendix to the prospectus. The sales load waivers described in these bullet points represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that the Trust does not need to avail itself of the relief provided in the Mutual Fund Fee Guidance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — The first paragraph of “Transaction policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

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Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Dividends and account policies — Small accounts,” it is stated that an annual $20 fee is imposed on small accounts. Please add the $20 small account fee to the fee table in “Fund Summary.”

Response — The Trust respectfully notes that the $20 small account fee is included in the fee table. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — Under “For More Information — Annual/semiannual reports to shareholders,” please consider revising the second sentence of this section to conform to Item 1(b)(1) of Form N-1A.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

SAI Comments

21.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

22.	Comment — In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17(b)(4) of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s SAI.

23.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Page 7 February 28, 2017

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano

George P. Attisano

cc: Sarah M. Coutu, Assistant Secretary of the Trust